UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AFRICAN AGRICULTURE HOLDINGS INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

00792J100
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)
[x] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 00792J100

1
NAME OF REPORTING PERSON

Atalaya Capital Management LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

(a) [ ]
(b) [ ]

3

SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5
SOLE VOTING POWER

3,238,243(1)


6
SHARED VOTING POWER

0


7

SOLE DISPOSITIVE POWER

3,238,243(1)


8

SHARED DISPOSITIVE POWER

0

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

3,238,243(1)


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES

[ ]

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9)

5.6%

12
TYPE OF REPORTING PERSON*

PN

(1)
Consists of 3,238,243 shares of common stock owned by ACM ARRT L LLC (ACM ARRT). Atalaya
Capital Management LP (ACM) has the power to vote and direct the disposition of all shares of common stock held by ACM ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.



1
NAME OF REPORTING PERSON

ACM ARRT L LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
(a) [ ]
(b) [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5
SOLE VOTING POWER

3,238,243


6

SHARED VOTING POWER

0


7
SOLE DISPOSITIVE POWER

3,238,243


8
SHARED DISPOSITIVE POWER

0

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

3,238,243


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES

[ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9)

5.6%

12
TYPE OF REPORTING PERSON*

OO


CUSIP No. 00792J100

13G/A




(a)
Name of Issuer: African Agriculture Holdings
Inc.


(b)
Address of Issuers Principal Executive Offices:

445 Park Avenue, Ninth Floor, New York, NY
10022
Item 2.


(a)
Name of Person Filing:
This statement is filed by:
(i) Atalaya Capital Management LP
(ii) ACM ARRT L LLC
(b) Address of Principal Business Office or if none,
Residence:

One Rockefeller Plaza, 32nd Floor
New York, NY 10020


(c)
Citizenship:

Atalaya Capital Management LP - Delaware
ACM ARRT L LLC - Delaware



(d)
Title of Class of Securities: Common stock, par value $0.0001 per share


(e)
CUSIP Number: 00792J100

Item 3.
Not Applicable

Item
4. Ownership.


(a)
Amount Beneficially Owned:

Atalaya Capital Management LP - 3,238,243. Consists of 3,238,243 shares of common stock owned by ACM
ARRT. ACM has the power to vote and direct the disposition of all shares of common stock held by ACM
ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.
ACM ARRT L LLC - 3,238,243.



CUSIP No. 00792J100

13G/A

(b)
Percent of Class:

Atalaya Capital Management LP - 5.6%.
ACM ARRT L LLC - 5.6%
The foregoing percentages are based on 57,866,830 shares of common stock outstanding as disclosed in the issuers Registration Statement on Form S-1 filed on December 29, 2023.


(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote:

Atalaya Capital Management LP - 3,238,243. Consists of 3,238,243 shares of common stock owned by ACM
ARRT. ACM has the power to vote and direct the disposition of all shares of common stock held by ACM
ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.
ACM ARRT L LLC - 3,238,243.


(ii)
shared power to vote or to direct the vote:

Atalaya Capital Management LP - 0.
ACM ARRT L LLC - 0


(iii)
sole power to dispose or to direct the
disposition of:

Atalaya Capital Management LP - 3,238,243. Consists of 3,238,243 shares of common stock owned by ACM
ARRT. ACM has the power to vote and direct the disposition of all shares of common stock held by ACM
ARRT, and as a result, may be deemed to beneficially own the securities held by ACM ARRT.
ACM ARRT L LLC - 3,238,243.


(iv)
shared power to dispose or to direct the disposition of:

Atalaya Capital Management LP - ?0.
ACM ARRT L LLC - 0




CUSIP No. 00792J100

13G/A

Item 5.
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.
Identification and Classification of
Subsidiary Which Acquired the Securities: Not
Applicable

Item 8.
Identification and Classification of Members of the Group: Not Applicable

Item 9.
Notice of Dissolution of Group: Not Applicable

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



CUSIP No. 00792J100

13G/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024


ATALAYA CAPITAL
MANAGEMENT LP


By: /s/ Drew Phillips
Name: Drew Phillips
Title:Authorized Signatory


ACM ARRT L LLC


By:/s/ Drew Phillips
Name:Drew Phillips
Title:Authorized Signatory



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.